

08000375

RECEIVED

2008 JAN 24 A 7: 04

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

January 19, 2008

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 19, 2008 forwarding therewith the Secretarial Audit Report for the quarter ended December 31, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

PROCESSED
JAN 2 8 2008
THOMSON
FINANCIAL

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

January 19, 2008

The Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532709

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended December 31, 2007, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

The Board of Directors
Reliance Natural Resources Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records /
documents maintained by M/s. **Reliance Natural Resources Limited** (hereinafter referred to as the "Company")
and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-
16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such
verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**31 December 2007**
2	ISIN	INE328H01012
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Natural Resources Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	-
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	163 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	163 31 30 422	100.000
12	Held in dematerialised form in CDSL	10 09 53 312	06.182
13	Held in dematerialised form in NSDL	147 23 48 779	90.155
14	Physical	5 98 28 331	03.663
15	Total No. of Shares (12+13+14)	163 31 30 422	100.000



16   Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17   Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	16,00,00,000	Applied for listing	BSE / NSE	Yes	Yes	

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture. Any other (to specify)*

18   Register of Members is updated (Yes / No)
     if not, updated upto which date

YES
NA

19   Reference of previous quarter with regards to excess dematerialised shares, if any.

NA

20   Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?

NA

21   Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	29	1 342	Delay in receipt of Physical DRFs & Share Certificates from DP.
	35	1 430	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	64	2 772	
Pending for more than 21 days	1	25	Non-receipt of Physical DRFs & Share Certificates from DP
Total	1	25	

22   Name, Telephone & Fax No. of the Compliance Officer of the Co.

Ashish S Karyekar
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23   Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants



24   Appointment of common agency for share registry work
if yes (name & address)


Karvy Computershare Pvt. Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081


25   Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its
name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS



BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Mumbai, 11th January 2008.

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